UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

_________________________

SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No.  8  )*

TERRAFORM POWER, INC.
(Name of Issuer)
Class A Common Stock, $0.01 par value
(Title of Class of Securities)
88104R100
(CUSIP Number)
Ken Maiman Appaloosa LP 51 John F. Kennedy Parkway, 2nd Floor Short Hills, New Jersey 07078 Tel. No.: (973) 701-7000	with a copy to: Lawrence M. Rolnick, Esq. Steven E. Siesser, Esq. Lowenstein Sandler LLP 1251 Avenue of the Americas, 17th Floor New York, New York 10020
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 9, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 88104R100
1	NAMES OF REPORTING PERSONS.
Appaloosa Investment Limited Partnership I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [X]
(b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF	7	SOLE VOTING POWER:
SHARES BENEFICIALLY	8	SHARED VOTING POWER:	3,724,799*
OWNED BY
EACH REPORTING	9	SOLE DISPOSITIVE POWER:
PERSON WITH	10	SHARED DISPOSITIVE POWER:	3,724,799*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,724,799*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.08%(1)*
14	TYPE OF REPORTING PERSON: PN

 (1) The percentage set forth in Row 13 of this Cover Page is based on the 91,361,593 shares of Class A Common Stock (as defined herein) of the Issuer (as defined herein) outstanding as of July 20, 2016, based on information disclosed by the Issuer in a Current Report on Form 8-K, dated July 25, 2016.

* The number of shares beneficially owned as set forth in Rows 8, 10 and 11 and the percentage set forth in Row 13 do not include the 11,075,000 shares of Class A Common Stock of the Issuer beneficially owned by Brookfield Asset Management Inc. (“Brookfield”) as set forth in the Schedule 13D filed by Brookfield with the Securities and Exchange Commission (the “SEC”) on July 22, 2016. As described in Amendment No. 6 to Schedule 13D filed by the Reporting Persons with the SEC on July 22, 2016, Appaloosa LP (“ALP”) and Brookfield entered into a letter agreement as of July 22, 2016 (as amended on October 19, 2016, the “Letter Agreement”) and formed a “group” within the meaning of the Exchange Act, and collectively may be deemed to beneficially own 19,783,708 shares of Class A Common Stock of the Issuer, representing 21.65% of such class.

CUSIP No. 88104R100
1	NAMES OF REPORTING PERSONS.
Palomino Master Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [X]
(b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION: British Virgin Islands

NUMBER OF	7	SOLE VOTING POWER:
SHARES BENEFICIALLY	8	SHARED VOTING POWER:	4,983,909*
OWNED BY
EACH REPORTING	9	SOLE DISPOSITIVE POWER:
PERSON WITH	10	SHARED DISPOSITIVE POWER:	4,983,909*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,983,909*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 5.46%(1)*
14	TYPE OF REPORTING PERSON: CO

 (1) The percentage set forth in Row 13 of this Cover Page is based on the 91,361,593 shares of Class A Common Stock of the Issuer outstanding as of July 20, 2016, based on information disclosed by the Issuer in a Current Report on Form 8-K, dated July 25, 2016.

* The number of shares beneficially owned as set forth in Rows 8, 10 and 11 and the percentage set forth in Row 13 do not include the 11,075,000 shares of Class A Common Stock of the Issuer beneficially owned by Brookfield as set forth in the Schedule 13D filed by Brookfield with the SEC on July 22, 2016. As described in Amendment No. 6 to Schedule 13D filed by the Reporting Persons with the SEC on July 22, 2016, ALP and Brookfield entered into the Letter Agreement and formed a “group” within the meaning of the Exchange Act, and collectively may be deemed to beneficially own 19,783,708 shares of Class A Common Stock of the Issuer, representing 21.65% of such class.

CUSIP No. 88104R100
1	NAMES OF REPORTING PERSONS.
Appaloosa LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [X]
(b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF	7	SOLE VOTING POWER:
SHARES BENEFICIALLY	8	SHARED VOTING POWER:	8,708,708*
OWNED BY
EACH REPORTING	9	SOLE DISPOSITIVE POWER:
PERSON WITH	10	SHARED DISPOSITIVE POWER:	8,708,708*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,708,708*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.53%(1)*
14	TYPE OF REPORTING PERSON: PN

(1) The percentage set forth in Row 13 of this Cover Page is based on the 91,361,593 shares of Class A Common Stock of the Issuer outstanding as of July 20, 2016, based on information disclosed by the Issuer in a Current Report on Form 8-K, dated July 25, 2016.

* The number of shares beneficially owned as set forth in Rows 8, 10 and 11 and the percentage set forth in Row 13 do not include the 11,075,000 shares of Class A Common Stock of the Issuer beneficially owned by Brookfield as set forth in the Schedule 13D filed by Brookfield with the SEC on July 22, 2016. As described in Amendment No. 6 to Schedule 13D filed by the Reporting Persons with the SEC on July 22, 2016, ALP and Brookfield entered into the Letter Agreement and formed a “group” within the meaning of the Exchange Act, and collectively may be deemed to beneficially own 19,783,708 shares of Class A Common Stock of the Issuer, representing 21.65% of such class.

CUSIP No. 88104R100
1	NAMES OF REPORTING PERSONS.
Appaloosa Capital Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [X]
(b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF	7	SOLE VOTING POWER:
SHARES BENEFICIALLY	8	SHARED VOTING POWER:	8,708,708*
OWNED BY
EACH REPORTING	9	SOLE DISPOSITIVE POWER:
PERSON WITH	10	SHARED DISPOSITIVE POWER:	8,708,708*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,708,708*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.53%(1)*
14	TYPE OF REPORTING PERSON: CO

(1) The percentage set forth in Row 13 of this Cover Page is based on the 91,361,593 shares of Class A Common Stock of the Issuer outstanding as of July 20, 2016, based on information disclosed by the Issuer in a Current Report on Form 8-K, dated July 25, 2016.

* The number of shares beneficially owned as set forth in Rows 8, 10 and 11 and the percentage set forth in Row 13 do not include the 11,075,000 shares of Class A Common Stock of the Issuer beneficially owned by Brookfield as set forth in the Schedule 13D filed by Brookfield with the SEC on July 22, 2016. As described in Amendment No. 6 to Schedule 13D filed by the Reporting Persons with the SEC on July 22, 2016, ALP and Brookfield entered into the Letter Agreement and formed a “group” within the meaning of the Exchange Act, and collectively may be deemed to beneficially own 19,783,708 shares of Class A Common Stock of the Issuer, representing 21.65% of such class.

CUSIP No. 88104R100
1	NAMES OF REPORTING PERSONS.
Appaloosa Management L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [X]
(b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF	7	SOLE VOTING POWER:
SHARES BENEFICIALLY	8	SHARED VOTING POWER:	3,724,799*
OWNED BY
EACH REPORTING	9	SOLE DISPOSITIVE POWER:
PERSON WITH	10	SHARED DISPOSITIVE POWER:	3,724,799*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,724,799*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.08%(1)*
14	TYPE OF REPORTING PERSON: PN

(1) The percentage set forth in Row 13 of this Cover Page is based on the 91,361,593 shares of Class A Common Stock of the Issuer outstanding as of July 20, 2016, based on information disclosed by the Issuer in a Current Report on Form 8-K, dated July 25, 2016.

* The number of shares beneficially owned as set forth in Rows 8, 10 and 11 and the percentage set forth in Row 13 do not include the 11,075,000 shares of Class A Common Stock of the Issuer beneficially owned by Brookfield as set forth in the Schedule 13D filed by Brookfield with the SEC on July 22, 2016. As described in Amendment No. 6 to Schedule 13D filed by the Reporting Persons with the SEC on July 22, 2016, ALP and Brookfield entered into the Letter Agreement and formed a “group” within the meaning of the Exchange Act, and collectively may be deemed to beneficially own 19,783,708 shares of Class A Common Stock of the Issuer, representing 21.65% of such class.

CUSIP No. 88104R100
1	NAMES OF REPORTING PERSONS.
Appaloosa Partners Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [X]
(b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF	7	SOLE VOTING POWER:
SHARES BENEFICIALLY	8	SHARED VOTING POWER:	3,724,799*
OWNED BY
EACH REPORTING	9	SOLE DISPOSITIVE POWER:
PERSON WITH	10	SHARED DISPOSITIVE POWER:	3,724,799*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,724,799*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.08%(1)*
14	TYPE OF REPORTING PERSON: CO

(1) The percentage set forth in Row 13 of this Cover Page is based on the 91,361,593 shares of Class A Common Stock of the Issuer outstanding as of July 20, 2016, based on information disclosed by the Issuer in a Current Report on Form 8-K, dated July 25, 2016.

* The number of shares beneficially owned as set forth in Rows 8, 10 and 11 and the percentage set forth in Row 13 do not include the 11,075,000 shares of Class A Common Stock of the Issuer beneficially owned by Brookfield as set forth in the Schedule 13D filed by Brookfield with the SEC on July 22, 2016. As described in Amendment No. 6 to Schedule 13D filed by the Reporting Persons with the SEC on July 22, 2016, ALP and Brookfield entered into the Letter Agreement and formed a “group” within the meaning of the Exchange Act, and collectively may be deemed to beneficially own 19,783,708 shares of Class A Common Stock of the Issuer, representing 21.65% of such class.

CUSIP No. 88104R100
1	NAMES OF REPORTING PERSONS.
David A. Tepper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [X]
(b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

NUMBER OF	7	SOLE VOTING POWER:
SHARES BENEFICIALLY	8	SHARED VOTING POWER:	8,708,708*
OWNED BY
EACH REPORTING	9	SOLE DISPOSITIVE POWER:
PERSON WITH	10	SHARED DISPOSITIVE POWER:	8,708,708*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,708,708*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.53%(1)*
14	TYPE OF REPORTING PERSON: IN

(1) The percentage set forth in Row 13 of this Cover Page is based on the 91,361,593 shares of Class A Common Stock of the Issuer outstanding as of July 20, 2016, based on information disclosed by the Issuer in a Current Report on Form 8-K, dated July 25, 2016.

* The number of shares beneficially owned as set forth in Rows 8, 10 and 11 and the percentage set forth in Row 13 do not include the 11,075,000 shares of Class A Common Stock of the Issuer beneficially owned by Brookfield as set forth in the Schedule 13D filed by Brookfield with the SEC on July 22, 2016. As described in Amendment No. 6 to Schedule 13D filed by the Reporting Persons with the SEC on July 22, 2016, ALP and Brookfield entered into the Letter Agreement and formed a “group” within the meaning of the Exchange Act, and collectively may be deemed to beneficially own 19,783,708 shares of Class A Common Stock of the Issuer, representing 21.65% of such class.

This Amendment No. 8 (this “Amendment No. 8”) to Schedule 13D is being filed by Appaloosa Investment Limited Partnership I, Palomino Master Ltd., Appaloosa LP, Appaloosa Capital Inc., Appaloosa Management L.P., Appaloosa Partners Inc. and David A. Tepper to supplement and amend the Statement on Schedule 13D, filed with the Securities and Exchange Commission (the “SEC”) on December 2, 2015 (the “initial Schedule 13D”), as amended and supplemented by Amendment No. 1, filed December 8, 2015 (“Amendment No. 1”), Amendment No. 2, filed December 22, 2015 (“Amendment No. 2”), Amendment No. 3, filed January 8, 2016 (“Amendment No. 3”), Amendment No. 4, filed April 1, 2016 (“Amendment No. 4”) Amendment No. 5, filed May 13, 2016 (“Amendment No. 5”), Amendment No. 6, filed July 22, 2016 (“Amendment No. 6”) and Amendment No. 7, filed October 19, 2016 (“Amendment No. 7”) with respect to beneficial ownership of the shares of Class A common stock, $0.01 par value per share (the “Class A Common Stock”), of TerraForm Power, Inc., a Delaware corporation (the “Issuer”). The initial Schedule 13D, as amended and supplemented by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 and Amendment No. 7 is referred to herein as the “prior Schedule 13D”; and the prior Schedule 13D, as amended and supplemented by this Amendment No. 8, is referred to herein as “this Schedule 13D.”

This Amendment No. 8 is being filed to disclose a meeting between Brookfield and the independent members of the board of directors of the Issuer. The Reporting Persons did not attend such meeting but are making the disclosures herein due to the Reporting Persons’ status as a member of a “group” with Brookfield within the meaning of the Act with respect to the Class A Common Stock of the Issuer. The Reporting Persons and Brookfield are individually filing pursuant to Rule 13d-1(k) under the Exchange Act.

This Amendment No. 8 hereby amends Item 4 of the prior Schedule 13D as follows:

ITEM 4.     Purpose of the Transaction.

Item 4 of the prior Schedule 13D is hereby amended by adding the following:

On November 9, 2016, representatives of Brookfield met with the independent members of the board of directors of the Issuer, TerraForm Global, Inc. ("GLBL" and, collectively, with the Issuer, the "TerraForm Companies") and their advisors.  At the meeting, Brookfield discussed the possibility of transactions involving Brookfield and the TerraForm Companies.  Brookfield proposed two possible transaction structures: one in which Brookfield would purchase shares in the TerraForm Companies from their existing Class A and Class B stockholders, the TerraForm Companies would remain listed public entities, and Brookfield would replace SunEdison as sponsor; and an alternative structure in which Brookfield would purchase 100% of the TerraForm Companies for cash.  Nothing was agreed at the meeting, and no specific prices were discussed, but the Brookfield representatives indicated that their proposals were being discussed on the basis of public information and in light of the current market prices of the TerraForm Companies.  The representatives of Brookfield indicated that it would consider a transaction along the lines described above for the Issuer only and for both the Issuer and GLBL but that any transaction involving GLBL would be conditioned on successful completion of the transaction for the Issuer.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 10, 2016	APPALOOSA INVESTMENT LIMITED PARTNERSHIP I By: APPALOOSA LP, Its Investment Adviser By: APPALOOSA CAPITAL INC., Its General Partner
	By:	/s/ David A. Tepper
		Name:	David A. Tepper
		Title:	President

PALOMINO MASTER LTD. By: APPALOOSA LP, Its Investment Adviser By: APPALOOSA CAPITAL INC., Its General Partner
	By:	/s/ David A. Tepper
		Name:	David A. Tepper
		Title:	President

APPALOOSA LP By: APPALOOSA CAPITAL INC., Its General Partner
	By:	/s/ David A. Tepper
		Name:	David A. Tepper
		Title:	President

APPALOOSA CAPITAL INC.
	By:	/s/ David A. Tepper
		Name:	David A. Tepper
		Title:	President

APPALOOSA MANAGEMENT L.P. By: APPALOOSA PARTNERS INC., Its General Partner
By:	/s/ David A. Tepper
	Name:	David A. Tepper
	Title:	President

APPALOOSA PARTNERS INC.
By:	/s/ David A. Tepper
	Name:	David A. Tepper
	Title:	President

/s/ David A. Tepper
David A. Tepper